<Exhibit 99-1>
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
December 31, 2007 and 2006
(With Independent Auditors’ Report Thereon)

Table of Contents
Independent Auditors’ Report
Non-Consolidated Balance Sheets
Non-Consolidated Statements of Income
Non-Consolidated Statements of Appropriation of Retained Earnings
Non-Consolidated Statement of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements
Independent Accountants’ Review Report on Internal Accounting Control System
Report on the Operations of Internal Accounting Control System

KPMG Samjong Accounting Corp.

10th Floor, GangNam Finance Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100
Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101
Republic of Korea	www.kr.kpmg.com
Independent Auditors’ Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2007 and 2006 and the related non-consolidated statements of income, appropriation of retained earnings, and cash flows for the years then ended and the non-consolidated statement of changes in stockholders’ equity for the year ended December 31, 2007. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, the results of its operations, the appropriation of retained earnings, and its cash flows for the years then ended, and the changes in stockholders’ equity for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying non-consolidated financial statements as of and for the years ended December 31, 2007 and 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.
As discussed in note 1(b) and note 4 to the non-consolidated financial statements, the Company acquired 98,517,316 shares (78.58%) of the outstanding shares of LG Card Co., Ltd. at W 67,770 per share through a tender offer on March 19, 2007 and LG Card Co., Ltd. became a subsidiary of the Company. Subsequently, the Company acquired 9,624,218 shares (7.68%) at W46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company for one LG Card Co., Ltd. share, on September 21, 2007. As a result, LG Card Co., Ltd. became a wholly-owned subsidiary of the Company and LG Card Co., Ltd. was delisted from the Korea Exchange on October 10, 2007.
As discussed in note 1(b) to the non-consolidated financial statements, Shinhan Card Co., Ltd., a wholly owned subsidiary of the Company, transferred all assets, liabilities and operations to LG Card Co., Ltd. effective October 1, 2007, per the resolution of the Board of Directors’ Meeting on May 28, 2007. Subsequently, LG Card Co., Ltd. changed its name to Shinhan Card Co., Ltd. and former Shinhan Card Co., Ltd. changed its name to SHC Management Co., Ltd.
In addition, per the resolution of the Board of Directors’ Meeting on November 12, 2007, Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 14, 2008

This report is effective as of February 14, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006

Assets

Cash and due from banks (notes 3 and 13)	~~W~~	131,994	468,561	$140,689	499,425
Equity method investment securities (notes 4 and 5)		23,743,620	12,775,892	25,307,632	13,617,450
Loans, net of allowance for loan losses (notes 6, 13 and 14)		1,407,925	1,179,147	1,500,666	1,256,818
Property and equipment, net (note 7)		528	776	563	827
Other assets (notes 8, 13 and 14)		43,461	579,255	46,324	617,412

Total assets	~~W~~	25,327,528	15,003,631	$26,995,874	15,991,932

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 9 and 14)	~~W~~	1,255,000	185,072	$1,337,668	197,263
Debentures (note 10)		6,038,253	3,421,826	6,435,998	3,647,224
Retirement and severance benefits (note 11)		714	782	761	834
Other liabilities (notes 12, 13 and 14)		55,760	34,425	59,434	36,691

Total liabilities		7,349,727	3,642,105	7,833,861	3,882,012

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 16)

Common stock		1,980,998	1,907,838	2,111,488	2,033,509

Authorized — 1,000,000,000 shares Issued and outstanding — 396,199,587 shares in 2007 — 381,567,614 shares in 2006

Redeemable and convertible preferred stock		481,475	262,920	513,190	280,239

Issued and outstanding — 74,161,377 shares in 2007 — 39,767,169 shares in 2006

Capital surplus		8,648,799	4,360,082	9,218,502	4,647,284
Retained earnings (note 17)		5,221,814	3,387,960	5,565,779	3,611,128
Capital adjustments (note 18)		—	44,491	—	47,422
Accumulated other comprehensive income (notes 4 and 24)		1,644,715	1,398,235	1,753,054	1,490,338

Total stockholders’ equity		17,977,801	11,361,526	19,162,013	12,109,920

Commitment and contingencies (note 15)

Total liabilities and stockholders’ equity	~~W~~	25,327,528	15,003,631	$26,995,874	15,991,932

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2007		2006	2007	2006

Operating revenue:

Gain from equity method investment securities (notes 4 and 28)	~~W~~	2,632,111	1,917,268	$2,805,490	2,043,560
Interest income (note 13)		117,333	79,151	125,062	84,365
Gain on foreign currency transaction		92	5,838	98	6,223
Other		—	1,495	—	1,593

		2,749,536	2,003,752	2,930,650	2,135,741

Operating expense:

Interest expense		326,928	129,644	348,463	138,184
Loss from foreign currency transaction		93	5,838	99	6,223
Fees and commission		112	269	119	287
General and administrative expenses (notes 13 and 20)		48,211	47,138	51,388	50,243

		375,344	182,889	400,069	194,937

Operating income		2,374,192	1,820,863	2,530,581	1,940,804

Non-operating income, net		(477)	11,855	(508)	12,636

Income before income taxes		2,373,715	1,832,718	2,530,073	1,953,440

Income taxes (note 21)		22,662	—	24,155	—

Net income	~~W~~	2,396,377	1,832,718	$2,554,228	1,953,440

Earnings per share in Won and U.S. dollars (note 22)	~~W~~	5,562	4,776	$5.93	5.09

Diluted earnings per share in Won and U.S. dollars (note 22)	~~W~~	5,424	4,776	$5.78	5.09

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2007 and 2006
Date of Appropriation for 2007: March 19, 2008
Date of Appropriation for 2006: March 20, 2007
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2007		2006	2007	2006

Unappropriated retained earnings:

Balance at beginning of year	~~W~~	2,242,709	1,263,407	$2,390,438	1,346,629
Changes in retained earnings of equity method investments (note 4)		2,528	(105,037)	2,695	(111,956)
Redemption of redeemable preferred shares (note 16)		—	(56)	—	(60)
Net income		2,396,377	1,832,718	2,554,228	1,953,440

		4,641,614	2,991,032	4,947,361	3,188,053

Appropriation of retained earnings:

Legal reserve (note 17)		239,638	183,272	255,423	195,344
Redemption of redeemable preferred shares (note 16)		537,826	172,812	573,253	184,195
Dividends (note 23)		620,442	392,239	661,311	418,076

		1,397,906	748,323	1,489,987	797,615

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,243,708	2,242,709	$3,457,374	2,390,438

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statement of Changes in Stockholders’ Equity
For the year ended December 31, 2007
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
					Accumulated						Accumulated
					other						other
	Capital		Capital	Capital	comprehensive	Retained		Capital	Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total	stock	surplus	adjustments	income	earnings	Total
Balance at January 1, 2007	~~W~~	2,170,758	4,360,082	44,491	1,398,235	3,387,960	11,361,526	$2,313,748	4,647,284	47,422	1,490,338	3,611,128	12,109,920

Dividends paid		—	—	—	—	(392,238)	(392,238)	—	—	—	—	(418,075)	(418,075)
Common stock issued for acquisition		73,160	771,082	—	—	—	844,242	77,979	821,874	—	—	—	899,853
Preferred stock issued		218,555	3,517,683	—	—	—	3,736,238	232,951	3,749,395	—	—	—	3,982,346
Disposition of treasury stocks		—	(48)	—	—	—	(48)	—	(51)	—	—	—	(51)
Redemption of redeemable preferred stocks		—	—	—	—	(172,812)	(172,812)	—	—	—	—	(184,195)	(184,195)
Net income		—	—	—	—	2,396,377	2,396,377	—	—	—	—	2,554,228	2,554,228
Change in retained earnings of subsidiaries		—	—	—	—	2,527	2,527	—	—	—	—	2,693	2,693
Changes in unrealized holding gain(loss) on equity method investment securities		—	—	—	246,480	—	246,480	—	—	—	262,716	—	262,716
Share-based compensation expense		—	—	(44,491)	—	—	(44,491)	—	—	(47,422)	—	—	(47,422)

Balance at December 31, 2007	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801	2,624,678	9,218,502	—	1,753,054	5,565,779	19,162,013

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006

Cash flows from operating activities:

Net income	~~W~~	2,396,377	1,832,718	$2,554,228	1,953,440

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		385	562	410	599
Amortization		329	295	351	314
Provision for (reversal of) allowance for loan losses		1,150	(1,495)	1,226	(1,593)
Provision for retirement and severance benefits		1,119	973	1,193	1,037
Gain from equity method investment securities, net		(2,632,111)	(1,917,268)	(2,805,490)	(2,043,560)
Share-based compensation costs		(885)	12,670	(943)	13,505
Dividends received from equity method investment securities		494,905	471,141	527,505	502,175
Other, net		5,198	2,410	5,542	2,570
Changes in assets and liabilities:
Decrease (increase) in other assets		(19,740)	825	(21,040)	879
Increase in other liabilities		15,101	3,382	16,096	3,605
Retirement and severance benefits paid		(1,231)	(337)	(1,312)	(359)
Decrease (increase) in deposit for severance benefit insurance		44	(405)	47	(432)

Net cash provided by operating activities		260,641	405,471	277,813	432,180

Cash flows from investing activities:

Cash provided by investing activities:
Collection of loans		274,996	670,000	293,110	714,133
Collection of privately placed bonds		—	73,140	—	77,958
Proceeds from disposal of property and equipment		25	69	27	74
Decrease in other assets		—	167	—	178

		275,021	743,376	293,137	792,343

Cash used in investing activities:

Purchase of equity method investment securities		(7,217,996)	—	(7,693,451)	—
Loans granted		(505,000)	(450,000)	(538,265)	(479,642)
Purchase of property and equipment		(147)	(208)	(157)	(222)
Increase in other assets		(1,953)	(519,433)	(2,082)	(553,648)
Decrease in other liabilities		—	(20,596)	—	(21,953)

		(7,725,096)	(990,237)	(8,233,955)	(1,055,465)

Net cash used in investing activities		(7,450,075)	(246,861)	(7,940,818)	(263,122)

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		2,058,000	702,000	2,193,562	748,241
Proceeds from issuance of debentures		3,350,000	2,300,000	3,570,667	2,451,503
Proceeds from issuance of preferred stock		3,749,962	—	3,996,975	—
Disposition of treasury stocks		295	—	314	—

		9,158,257	3,002,000	9,761,518	3,199,744

Cash used in financing activities:

Repayment of borrowings		(987,996)	(667,188)	(1,053,076)	(711,136)
Repayment of debentures		(730,000)	(1,000,000)	(778,086)	(1,065,871)
Debentures issuance cost paid		(8,787)	(6,627)	(9,366)	(7,064)
Dividends paid		(391,705)	(384,715)	(417,507)	(410,056)
Redemption of redeemable preferred stocks		(172,812)	(697,864)	(184,195)	(743,833)
Acquisition of treasury stocks		(343)	—	(366)	—
Stock issuance cost paid		(13,747)	(29)	(14,653)	(31)

		(2,305,390)	(2,756,423)	(2,457,249)	(2,937,991)

Net cash provided by financing activities		6,852,867	245,577	7,304,269	261,753

Net increase (decrease) in cash and due from banks		(336,567)	404,187	(358,736)	430,811

Cash and due from banks at beginning of year		468,561	64,374	499,425	68,614

Cash and due from banks at end of year	~~W~~	131,994	468,561	$140,689	499,425

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of December 31, 2007, the Company had eight subsidiaries and four affiliated companies accounted for under the equity method (including joint ventures), and its capital stock consisted of ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries and joint ventures were as follows:

a.	Subsidiaries
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank) with Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of December 31, 2007, Shinhan Bank operated through 911 domestic branches, 95 depository offices and 15 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of the Company. Subsequently, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company for one LG Card share, on September 21, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description of the Company, Continued
(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.), Continued

Per the resolution of the Board of Directors’ Meeting on May 28, 2007, Shinhan Card Co., Ltd. (SHC Management Co., Ltd. as of December 31, 2007), a wholly owned subsidiary of the Company, transferred all assets, liabilities and operations to LG Card effective October 1, 2007. With this business transfer, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.; “Shinhan Card”) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

As of December 31, 2007, Shinhan Card had 92 branches, approximately 2.15 million merchants in its network, and 13.35 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of December 31, 2007, it operated through 84 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2007, Shinhan Life Insurance operated through 141 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd.. Shinhan Capital’s capital stock as of December 31, 2007 amounted to ~~W~~180,000 million. In addition as noted above, Shinhan Capital acquired the net assets of the corporate leasing business division of Shinhan Card effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2007 amounted to ~~W~~77,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2007 amounted to ~~W~~3,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description of the Company, Continued
(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2007 amounted to ~~W~~10,000 million.

b.	Subsidiary accounted for under equity method and joint ventures

(a)	SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)

SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd was principally engaged in credit card services, factoring, consumer loans and installment financing. However as noted above, effective October 1, 2007, former Shinhan Card Co., Ltd. transferred all assets, liabilities and operations to former LG Card Co., Ltd.. As a result of this business transfer, former LG Card Co., Ltd. changed its name to Shinhan Card Co., Ltd. and former Shinhan Card Co., Ltd changed its name to SHC Management Co., Ltd. (“SHC Management”). SHC Management is expected to liquidate. SHC Management’s capital stock as of December 31, 2007 amounted to ~~W~~358,886 million.

(b)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of December 31, 2007 amounted to ~~W~~40,000 million.

(c)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of December 31, 2007 amounted to ~~W~~30,000 million.

(d)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of December 31, 2007 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description, Continued

Details of ownership as of December 31, 2007 and December 31, 2006 were as follows:

		2007		2006
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)

Subsidiaries:

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	1,505,615,506	100.0
	Shinhan Card	125,369,403	100.0	—	—
	Good Morning Shinhan Securities	259,399,664	100.0	159,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	SHC Management	—	—	71,777,256	100.0
	Shinhan Capital	32,250,000	100.0	12,250,000	100.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Shinhan Bank	Shinhan Financial Group	—	—	7,129,967	(*)1.9
Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	529	(*)0.0	—	—

Subsidiary accounted for under the equity method :

Shinhan Financial Group	SHC Management	71,777,256	100.0	—	—

Joint ventures:

Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0

(*)	ownership percentage of common stock

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~938.2 to US$1, the basic exchange rate on December 31, 2007. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2007, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 21 “Preparation and Presentation of Financial Statements”, No. 22 “Share-based Payment”, No. 23 “Earning per Share”, No. 101 “Financial Holding Company” and Financial Services Authority Opinion(the “FSAO”) 2005-2 “Cash Flows of the Bank(Revised)”. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the years ended December 31, 2007 and 2006. Certain accounts of the non-consolidated financial statements as of and for the period ended December 31, 2006 were reclassified to conform to the current year’s presentation for comparative purposes, resulting in an increase in the cash flows from operating activities and decrease in the cash flows from investing activities by ~~W~~471,142 million, respectively.

(d)	Changes in Presentation of Financial Statements

According to SKAS No. 21, “Preparation and Presentation of Financial Statements”, a statement of changes in stockholders’ equity for the year ended December 31, 2007 has been included in the non-consolidated financial statements and the capital adjustment account as of December 31, 2006 has been reclassified into capital adjustments and accumulated other comprehensive income. In accordance with the transition requirements of SKAS No.21, only the current year’s statement of changes in stockholders’ equity is presented in the non-consolidated financial statements. A statement of comprehensive income has been included in the notes to the non-consolidated financial statements..

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (FSS) guidelines.

(f)	Investments in Associates and Subsidiaries

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate or subsidiary over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity income (losses).

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate or subsidiary are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate or subsidiary equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate or subsidiary, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary.

(g)	Interests in Joint Ventures

Joint ventures are those entities or assets over whose activities the Company has joint control. The Company accounts for its interest in a jointly controlled entity using the equity method of accounting.

(h)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Property and Equipment, Continued

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	″	″
Leasehold improvement	Straight-line	″
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(i)	Intangible Assets

Intangible assets comprised of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(j)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(l)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(m)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~938.2 and ~~W~~929.6 to US$1, the rates of exchange on December 31, 2007 and 2006, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

(n)	Stock Issuance Costs

Stock issuance costs paid are recorded as a reduction of capital surplus.

(o)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(p)	Provision, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for reimbursement.

(q)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(3)	Cash and Due from Banks

As of December 31, 2007 and 2006, ~~W~~5.5 million of cash and due from banks was restricted as guarantee deposits on bank accounts.

(4)	Equity Method Investment Securities

Details of equity method investment securities as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
				Equity		Other
	Beginning		Acquisition	method	Retained	comprehensive	Ending
Investees	balance		(dividend), net	gain (loss)	earnings	income (loss)(*)	balance

Subsidiaries:

Shinhan Bank	~~W~~	9,724,729	(435,944)	1,887,570	2,527	441,969	11,620,851
Shinhan Card (formerly LG Card Co., Ltd.; note 5)		—	8,410,311	290,591	—	(650,106)	8,050,796
Good Morning Shinhan Securities		979,853	506,556	151,602	—	58,699	1,696,710
Shinhan Life Insurance		793,204	(30,000)	79,758	—	(27,774)	815,188
Shinhan Capital		187,782	84,688	49,282	—	(412)	321,340
Jeju Bank		69,316	—	9,707	—	(1,334)	77,689
Shinhan Credit Information		10,255	—	2,110	—	—	12,365
Shinhan PE		10,492	—	199	—	(60)	10,631

		11,775,631	8,535,611	2,470,819	2,527	(179,018)	22,605,570

Subsidiary accounted for under equity method:

SHC Management (formerly Shinhan Card Co., Ltd.)		957,830	(444,086)	146,809	—	426,097	1,086,650

Joint venture companies:

Shinhan BNP Paribas ITMC		24,790	(4,600)	10,650	—	1	30,841
SH&C Life Insurance		17,612	—	13	—	(600)	17,025
Shinhan Macquarie		29	(315)	3,820	—	—	3,534

		42,431	(4,915)	14,483	—	(599)	51,400

	~~W~~	12,775,892	8,086,610	2,632,111	2,527	246,480	23,743,620

(*)	The difference between the acquisition cost and the additional net asset value acquired in the amount of ~~W~~248,858 million is included to the acquisition of -— in Shinhan Card.
The market value of Jeju Bank shares owned by the Company was ~~W~~76,570 million as of December 31, 2007 based on the quoted market price (~~W~~7,900 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(4)	Equity Method Investment Securities, Continued

Changes in (negative) goodwill for the year ended December 31, 2007 were as follows:
(in millions of Won)

			Increase	Amortization
	Beginning balance		(decrease)	(reversal)	Ending balance
Shinhan Bank		653,805	—	61,294	592,511
Shinhan Card (formerly LG Card Co., Ltd.)		—	4,198,412	234,008	3,964,404
Good Morning Shinhan Securities		93,526	—	17,004	76,522
Shinhan Life Insurance		372,742	—	41,803	330,939
Jeju Bank		(3,600)	—	(685)	(2915)
SHC Management(formerly Shinhan Card Co., Ltd.)		320,572	(298,032)	22,540	—

	~~W~~	1,437,045	3,900,380	375,964	4,961,461

(in millions of Won)

	2006
				Equity		Other
	Beginning		Acquisition	method	Retained	comprehensive	Ending
Investees	balance		(dividend), net	gain	earnings	income (loss)	balance
Subsidiaries:

Shinhan Bank	~~W~~	8,751,516	(955,218)	1,500,460	(3,277)	431,248	9,724,729
Good Morning Shinhan Securities		900,138	—	74,753	(101,458)	106,420	979,853
Shinhan Life Insurance		737,788	(20,000)	64,980	(301)	10,737	793,204
SHC Management (formerly Shinhan Card Co., Ltd.)		221,449	526,806	208,052	—	1,523	957,830
Shinhan Capital		151,789	(15,313)	48,255	—	3,051	187,782
Jeju Bank		60,770	—	9,405	—	(859)	69,316
Shinhan Credit Information		9,263	(1,800)	2,792	—	—	10,255
Shinhan PE		8,741	—	1,751	—	—	10,492

		10,841,454	(465,525)	1,910,448	(105,036)	552,120	12,733,461

Joint ventures:

Shinhan BNP Paribas ITMC		24,103	(3,600)	4,288	—	(1)	24,790
SH&C Life Insurance		15,513	—	1,776	—	323	17,612
Shinhan Macquarie		1,289	(2,016)	756	—	—	29

		40,905	(5,616)	6,820	—	322	42,431

	~~W~~	10,882,359	(471,141)	1,917,268	(105,036)	552,442	12,775,892

The market value of Jeju Bank shares owned by the Company was ~~W~~73,274 million as of December 31, 2006 based on the quoted market price (~~W~~7,560 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(4)	Equity Method Investment Securities, Continued

Changes in goodwill (negative goodwill) for the year ended December 31, 2006 were as follows:
(in millions of Won)

			Increase	Amortization
	Beginning balance		(decrease)	(reversal)	Ending balance
Shinhan Bank	~~W~~	1,065,725	(343,112)	68,808	653,805
Good Morning Shinhan Securities		110,530	—	17,004	93,526
Shinhan Life Insurance		414,545	—	41,803	372,742
SHC Management (formerly Shinhan Card Co., Ltd.)		—	343,112	22,540	320,572
Jeju Bank		(4,285)	—	(685)	(3,600)

	~~W~~	1,586,515	—	149,470	1,437,045

(5)	Acquisition of LG Card Co., Ltd. (“LG Card”)

(a)	On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of the Company on March 23, 2007. The Company applied purchase method of accounting for the acquisition.

The condensed financial information of LG Card as of and for the year ended December 31, 2006 and as of and the period ended March 19, 2007 were as follows:
(in millions of Won)

			March 19, 2007,
	December 31, 2006		acquisition date
Assets	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,892,059

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company to one LG Card share, on September 21, 2007. The Company reflected the difference between the acquisition cost and the additional net asset value in LG Card as other comprehensive income. Subsequently, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(5) Acquisition of LG Card Co., Ltd. (“LG Card”), Continued
     (b) Details of goodwill related to the acquisition of LG Card were as follows:
(in millions of Won)

Consideration given on March 19, 2007	~~W~~	6,683,743
Fair value of net assets		3,030,612

Goodwill		3,653,131
Unamortized goodwill transferred from Shinhan Bank relating to LG Card(*1)		247,249

	~~W~~	3,900,380

(*1)	On July 3, 2007, the Company acquired LG Card shares held by Shinhan Bank and recorded the unamortized goodwill by Shinhan Bank at acquisition date at its carrying amount.
(6) Loans
     (a) Loans as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Loans in Won	~~W~~	1,415,000	1,120,000
Loans in foreign currencies		—	65,072

		1,415,000	1,185,072
Less: allowance for loan losses		(7,075)	(5,925)

	~~W~~	1,407,925	1,179,147

     (b) Detail of loans as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

		2007			2006
		Interest			Interest
	Borrower	rate (%)	Amount		rate (%)	Amount
Loans in Won	Shinhan Card	5.23~6.86	~~W~~	650,000	4.49~6.28	~~W~~	450,000
	Shinhan Capital	4.33~6.83		590,000	4.33~8.12		500,000
	Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
	Shinhan PE	5.51		5,000			—

			~~W~~	1,415,000		~~W~~	1,120,000

Loans in foreign currencies	Shinhan Capital	—		—	3M Libor+0.38		65,072

			~~W~~	1,415,000		~~W~~	1,185,072

Allowance for loan losses				(7,075)			(5,925)

			~~W~~	1,407,925		~~W~~	1,179,147

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(6) Loans, Continued
     (c) The maturities of loans as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

			Loans
	Loans		in foreign
At December 31, 2007	in Won		currencies	Total
Due in three months or less	~~W~~	80,000	—	80,000
Due after three months through six months		85,000	—	85,000
Due after six months through 12 months		60,000	—	60,000
Due after one year through three years		790,000	—	790,000
Thereafter		400,000	—	400,000

	~~W~~	1,415,000	—	1,415,000

(in millions of Won)

			Loans
	Loans		in foreign
At December 31, 2006	in Won		currencies	Total
Due in three months or less	~~W~~	150,000	—	150,000
Due after three months through six months		20,000	37,184	57,184
Due after six months through 12 months		40,000	—	40,000
Due after one year through three years		690,000	27,888	717,888
Thereafter		220,000	—	220,000

	~~W~~	1,120,000	65,072	1,185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(7) Property and Equipment
     Property and equipment as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Property and equipment:
Vehicles	~~W~~	171	261
Furniture and fixtures		1,467	1,416
Leasehold improvements		1,823	1,728

		3,461	3,405
Less: accumulated depreciation		(2,933)	(2,629)

	~~W~~	528	776

(8) Other Assets
     Other assets as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Security deposits paid	~~W~~	10,068	9,915
Software		1,016	910
Account receivables		—	37,907
Accrued income		8,415	8,016
Advance payments		10	519,328
Prepaid expenses		17,060	1,023
Prepaid income taxes		3,651	346
Other		3,241	1,810

	~~W~~	43,461	579,255

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(9) Borrowings
     (a) Borrowings as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Borrowings in Won	~~W~~	1,255,000	120,000
Borrowings in foreign currencies		—	65,072

	~~W~~	1,255,000	185,072

     (b) Details of borrowings as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006
Borrowings in Won:

October 29, 2007	June 28, 2008	6.00	~~W~~	15,000	—
December 21, 2007	March 30, 2009	5.98		5,000	—
December 21, 2007	June 28, 2008	6.43		25,000	—
December 21, 2007	April 30, 2008	6.43		25,000	—
December 27, 2007	March 30, 2009	6.38		15,000	—
December 21, 2006	March 21, 2007	5.34		—	36,000
December 26, 2006	March 29, 2007	4.92		—	84,000
June 5, 2007	April 1, 2008	5.15		100,000	—
June 11, 2007	April 1, 2008	5.29		230,000	—
June 28, 2007	April 1, 2008	5.29		300,000	—
June 28, 2007	June 27, 2008	5.13		5,000	—
August 23, 2007	July 1, 2008	5.31		20,000	—
September 27, 2007	January 2, 2008	5.53		35,000	—
September 27, 2007	April 1, 2008	5.60		50,000	—
September 27, 2007	July 1, 2008	5.70		70,000	—
September 28, 2007	January 2, 2008	5.75		45,000	—
September 28, 2007	April 1, 2008	5.60		50,000	—
September 28, 2007	July 1, 2008	5.70		30,000	—
November 23, 2007	April 1, 2008	5.83		150,000
December 18, 2007	April 1, 2008	6.50		25,000
December 20, 2007	April 1, 2008	6.50		25,000	—
December 20, 2007	April 1, 2008	6.53		20,000	—
December 21, 2007	April 1, 2008	6.50		15,000	—

				1,255,000	120,000

Borrowings in foreign currencies:
July 15, 2004	June 15, 2007	3M Libor+0.7		—	37,184
December 29, 2006	December 29, 2009	3M Libor+0.25		—	27,888

				—	65,072

			~~W~~	1,255,000	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(9) Borrowings, Continued
     (c) The maturities of borrowings as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	Borrowings		Borrowings in
At December 31, 2007	in Won		foreign currencies	Total
Due in three months or less	~~W~~	80,000	—	80,000
Due after three months through six months		1,035,000	—	1,035,000
Due after six months through 12 months		120,000	—	120,000
Due after one year through three years		20,000	—	20,000

	~~W~~	1,225,000	—	1,225,000

(in millions of Won)

	Borrowings		Borrowings in
At December 31, 2006	in Won		foreign currencies	Total
Due in three months or less	~~W~~	84,000	—	84,000
Due after three months through six months		—	37,184	37,184
Due after six months through 12 months		—	—	—
Due after one year through three years		36,000	27,888	63,888

	~~W~~	120,000	65,072	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(10) Debentures
     (a) Debentures as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Debentures in Won	~~W~~	6,050,000	3,430,000
Less: discount on debentures		(11,747)	(8,174)

	~~W~~	6,038,253	3,421,826

     (b) Details of debentures as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006

Unsecured debentures in Won:
April 4, 2002	April 4, 2007	7.47	~~W~~	—	20,000
May 20, 2002	May 20, 2007	7.25		—	20,000
July 29, 2002	July 29, 2007	6.30		—	20,000
November 21, 2002	November 21, 2007	5.88		—	20,000
December 16, 2002	December 16, 2007	5.96		—	20,000
June 24, 2003	June 24, 2008	5.69		30,000	30,000
July 24, 2003	July 24, 2008	5.87		20,000	20,000
March 24, 2004	March 24, 2007	4.76		—	30,000
March 24, 2004	March 24, 2009	5.11		20,000	20,000
June 25, 2004	June 25, 2009	4.93		50,000	50,000
July 8, 2004	July 8, 2009	4.81		100,000	100,000
January 31, 2005	January 31, 2008	4.21		30,000	30,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
March 18, 2005	March 18, 2007	4.13		—	100,000
March 18, 2005	March 18, 2008	4.23		50,000	50,000
May 9, 2005	May 9, 2008	3.99		50,000	50,000
June 29, 2005	June 29, 2008	4.01		50,000	50,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2008	4.77		70,000	70,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2008	5.34		40,000	40,000
December 16, 2005	December 16, 2010	5.65		60,000	60,000
January 24, 2006	January 24, 2009	5.24		100,000	100,000
February 27, 2006	February 27, 2009	5.07		100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(10) Debentures, Continued
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006

April 24, 2006	April 24, 2009	5.09		200,000	200,000
June 28, 2006	June 28, 2009	5.25		220,000	220,000
June 28, 2006	June 28, 2011	5.42		130,000	130,000
June 28, 2006	June 28, 2013	5.52		50,000	50,000
June 29, 2006	September 29, 2009	5.24		100,000	100,000
June 29, 2006	September 29, 2009	5.32		100,000	100,000
July 31, 2006	July 31, 2011	5.16		100,000	100,000
September 26, 2006	September 26, 2009	4.81		50,000	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
December 22, 2006	December 22, 2008	5.35		100,000	100,000
January 24, 2007	January 23, 2009	5.33		300,000	—
January 25, 2007	January 25, 2010	5.25		250,000	—
January 25, 2007	January 25, 2012	5.29		100,000	—
January 25, 2007	January 25, 2014	5.40		150,000	—
February 23, 2007	February 23, 2010	5.09		250,000	—
February 23, 2007	February 23, 2012	5.12		100,000	—
February 23, 2007	February 23, 2014	5.27		150,000	—
April 13, 2007	April 13, 2010	5.24		50,000	—
April 13, 2007	April 13, 2012	5.28		50,000	—
May 9, 2007	May 9, 2010	5.31		100,000	—
May 9, 2007	May 9, 2012	5.35		100,000	—
June 8, 2007	June 8, 2010	5.48		200,000	—
June 8, 2007	June 8, 2012	5.54		250,000	—
June 8, 2007	June 8, 2014	5.58		100,000	—
September 27, 2007	September 27, 2009	5.52		350,000	—
September 27, 2007	September 27, 2010	5.91		100,000	—
Novermber 27, 2007	Novermber 27, 2010	6.24		50,000	—
Novermber 27, 2007	Novermber 27, 2012	6.33		100,000	—
December 18, 2007	December 18, 2010	6.69		50,000	—
December 18, 2007	December 18, 2012	6.78		50,000	—

				6,050,000	3,430,000
	Discount on debentures			(11,747)	(8,174)

			~~W~~	6,038,253	3,421,826

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(10) Debentures, Continued
     (c) The maturities of debentures as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Due in three months or less	~~W~~	80,000	130,000
Due after three months through six months		130,000	40,000
Due after six months through 12 months		230,000	60,000
Due after one year through three years		3,630,000	1,980,000
Thereafter		1,980,000	1,220,000

	~~W~~	6,050,000	3,430,000

(11) Retirement and Severance Benefits
     Changes in retirement and severance benefits for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	Won
	2007		2006
Estimated severance liability at beginning of year	~~W~~	2,015	1,379
Provision		1,119	973
Payment		(1,231)	(337)

Estimated severance liability at end of year		1,903	2,015
Less: deposit for severance benefit insurance (note 13)		(1,189)	(1,233)

Net balance at end of year	~~W~~	714	782

(12) Other Liabilities
     Other liabilities as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Withholding taxes	~~W~~	355	561
Dividends payable		2,153	1,619
Accounts payable		702	329
Accrued expenses		52,415	31,916
Unearned revenue		135	—

	~~W~~	55,760	34,425

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(13)	Related Party Transactions
(a)	Details of transactions
Significant transactions with the related parties for the years ended December 31, 2007 and 2006 were as follows:

(in millions of Won)
Related party	Account	2007		2006

Shinhan Bank	Interest income	~~w~~	26,454	3,019
Good Morning Shinhan Securities	Interest income		9,315	6,035
Shinhan Card (formerly LG Card Co., Ltd.)	Interest income		7,613	—
SHC Management (formerly Shinhan Card Co., Ltd.)	Interest income		16,542	32,103
Shinhan Capital	Interest income		30,152	31,273
Jeju Bank	Interest income		—	999
Shinhan PE	Interest income		140	—

		~~w~~	90,216	73,429

Shinhan Bank	Rental expense	~~w~~	38	33

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(13)	Related Party Transactions, Continued
(b)	Account balances
Significant balances with the related parties as of December 31, 2007 and 2006 were as follows:

(In millions of Won)
Creditor	Debtor	Account	2007		2006
Shinhan Financial Group	Shinhan Bank	Due from banks	~~w~~	1,910	2,627
”	”	Security deposits paid		9,915	9,915
”	”	Account receivables		—	28,675
”	”	Accrued income		5	171
”	”	Deposit for severance benefit		1,189	1,233
	Good Morning
”	Shinhan Securities	Loans in Won		170,000	170,000
”	”	Account receivables		—	4,581
”	”	Accrued income		1,569	1,569
”	Shinhan Life Insurance	Account receivables		—	1,159
”	Shinhan Card	Loans in Won		650,000	—
”	”	Accrued income		4,021	—
”	SHC Management	Loans in Won		—	450,000
”	”	Account receivables		—	2,043
”	”	Accrued income		—	3,285
”	Shinhan Capital	Loans in Won		590,000	500,000
”	”	Loans in foreign currency		—	65,072
”	”	Account receivables		—	1,102
”	”	Accrued income		2,820	2,990
”	Shinhan Credit Information	Account receivables		—	251
”	Shinhan PE	Loans in Won		5,000	—

			~~w~~	1,436,429	1,244,673

Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	Accounts payable		156	—
SHC Management (formerly Shinhan Card Co., Ltd.)	”	Accounts payable		—	209
Shinhan PE	”	Unearned revenue		135	—

			~~w~~	291	209

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(13)	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the years ended December 31, 2007 and 2006 was as follows:

	(in millions of Won)
	2007		2006
Salaries	~~w~~	5,008	4,402
Share-based payment		11,854	7,417
Performance compensation		2,293	—

	~~w~~	19,155	11,819

(14)	Assets and Liabilities Denominated in Foreign Currency
Assets and liabilities denominated in foreign currency as of December 31, 2007 and 2006 were as follows:

		(in millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2007	2006	2007		2006
Assets:
Loans	$—	70,000	~~w~~	—	65,072
Other assets	—	551		—	513

	$—	70,551	~~w~~	—	65,585

Liabilities:
Borrowings	$—	70,000	~~w~~	—	65,072
Other liabilities	—	534		—	496

	$—	70,534	~~w~~	—	65,568

(15)	Commitments and Contingencies
As of December 31, 2007, the Company was involved in 1 pending lawsuit as a defendant. The details of the lawsuit are as follows:

				(in millions of Won)
Plaintiff	Description	Claim Amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~w~~	5,000	Pending in Seoul Central District Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(16)	Capital Stock
(a)	As of December 31, 2007 and 2006, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period
Redeemable preferred stock:
Series 3	9,316,792	4.04	August 19, 2006 — August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 — August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 — August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 — August 18, 2008
Series8	66,666	7.86	July 19, 2010 — August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 — January 25, 2027

	59,440,377
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 — January 25, 2027

	74,161,377

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
     Conversion period : January 26, 2008 — January 25, 2012
     Conversion ratio : One common stock per one preferred stock
     Conversion price : ~~W~~57,806
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and W525,033 million, respectively. Additionally, Series 2 of redeemable preferred stocks of 9,316,792 shares were redeemed on August 20, 2007 for ~~W~~172,812 million. Therefore, capital stock amount differs from the total par value of outstanding capital stock.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(16)	Capital Stock, Continued
(b)	Details of changes in capital stock for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except shares)

	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2006	434,151,575	~~W~~	1,796,037	374,721	4,360,112
Preferred stock converted into common stock	—		111,801	(111,801)	(30)
Redemption of redeemable preferred stock	(12,816,792)		—	—	—

Balance at December 31, 2006	421,334,783	~~W~~	1,907,838	262,920	4,360,082
Issuance of preferred stock	43,711,000		—	218,555	3,517,683
Redemption of redeemable preferred stock	(9,316,792)		—	—	—
Acquisition of LG Card Co., Ltd. through share exchange (note 5)	14,631,973		73,160	—	771,082
Disposition of treasury stocks	—		—	—	(48)

Balance at December 31, 2007	470,360,964	~~W~~	1,980,998	481,475	8,648,799

(c)	Details of preferred stock redeemed (to be redeemed) by appropriations of retained earnings as of December 31, 2007 and 2006 were as follows:
(in millions of Won, except shares and price per share)

	Number of		Redemption price
December 31, 2007	shares	Redemption date	per share		Redemption amount
Series 3 redeemable preferred stock	9,316,792	August 18, 2008	~~W~~	18,548	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 18, 2008		150,006		365,014

	11,750,126				~~W~~	537,826

(in millions of Won, except shares and price per share)

	Number of		Redemption price
December 31, 2006	shares	Redemption date	per share		Redemption amount
Series 2 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~	18,548	~~W~~	172,812

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(17)	Retained Earnings

Retained earnings as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Legal reserve	~~W~~	580,200	396,928
Retained earnings before appropriation		4,641,614	2,991,032

	~~W~~	5,221,814	3,387,960

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(18)	Capital Adjustment

Capital adjustments as of December 31, 2006 were related to the 4th and 5th options classified as equity-settled share-based payments. However, the Company determined to cash-settle the share-based payments and recognized compensation costs as an expense and a liability beginning fiscal year 2007.

(19)	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of December 31, 2007 were as follows:

	1st grant	2nd grant	3rd grant	4th grant

Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006
Number of shares granted	1,004,200	1,156,300	1,301,600	2,695,200
Vesting period	Within four	Within four	Within three	Within four
	years after	years after	years after	years after
	two years	two years	two years	three years
	from grant date	from grant date	from grant date	from grant date
Changes in number of shares granted:
Balance at January 1, 2007	607,065	723,613	1,141,423	2,381,090
Exercised or canceled	314,214	297,358	425,384	12,059
Balance at December 31, 2007	292,851	426,255	716,039	2,369,031
Exercisable at December 31, 2007	292,851	426,255	716,039	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(19)	Share-based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of December 31, 2007 were as follows:

	5th grant	6th grant
Grant date	March 21, 2006	March 20, 2007
Exercise price in Won	~~W~~38,829	~~W~~54,560
Number of shares granted	3,296,200	1,301,050
Vesting period	Within four	Within four
	years after	years after
	three years	three years
	from grant date	from grant date

Terms:
Service period	Two years from grant date	Two years from grant date
Market performance
Management	Increase rate of	Increase rate of
	stock price and	stock price and
	target ROE	target ROE

Employee	Net income for two years	Achievement of annual target ROE for three consecutive years

Changes in number of shares granted:
Outstanding at January 1, 2007	3,098,069	—
Granted	—	1,301,050
Canceled or forfeited	309,372	133,750
Exercised	—	—
Outstanding at December 31, 2007	2,788,698	1,167,300
Exercisable at December 31, 2007	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate		5.58%
Expected exercise period		4.22 years
Expected stock price volatility		8.47%
Expected dividend yield		2.87%
Weighted average fair value		Management : ~~W~~7,190
		Employee : ~~W~~5,730
The Company has the option to cash or equity settle in respect to share-based payments. The Company decided to cash-settle the fourth and fifth grant and the Company accordingly recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth grant, pursuant to newly applied SKAS No. 22, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(19)	Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the year ended December 31, 2007 were as follows:
(in millions of Won)

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the year	~~W~~	3,647	13,266	16,913
	Incurred during the year		1,085	3,954	5,039
	To be recorded in subsequent years		—	—	—
2nd	Recorded at beginning of the year		5,233	20,072	25,305
	Incurred during the year		1,195	4,409	5,604
	To be recorded in subsequent years		—	—	—
3rd	Recorded at beginning of the year		7,271	21,465	28,736
	Incurred during the year		2,174	6,199	8,373
	To be recorded in subsequent years		—	—	—
4th	Recorded at beginning of the year		3,548	20,283	23,831
	Incurred during the year		5,590	30,949	36,539
	To be recorded in subsequent years		—	—	—
5th	Recorded at beginning of the year		3,036	17,624	20,660
	Incurred during the year		2,948	13,287	16,235
	To be recorded in subsequent years		717	3,149	3,866
6th	Recorded at beginning of the year		—	—	—
	Incurred during the year		586	2,965	3,551
	To be recorded in subsequent years		906	3,511	4,417

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(20)	General and Administrative Expenses
Details of general and administrative expenses for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	Won
	2007		2006
Salaries	~~W~~	30,629	29,133
Provision for retirement and severance benefits		1,119	973
Other employees benefits		1,416	1,202
Rental		343	568
Entertainment		911	939
Depreciation		385	562
Amortization		329	295
Bad debt expense		1,150	—
Taxes and dues		406	2,453
Advertising		43	44
Fees and commission		8,964	8,484
Other		2,516	2,485

	~~W~~	48,211	47,138

(21)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a nominal tax rate of 27.5%. For the years ended December 31, 2007, the Company recognized ~~W~~ 22,662 million of income tax benefits, resulting from the reversal of income tax for the years ended December 31, 2003 and 2004. Also, for the year ended December 31, 2006, the Company did not recognize any income tax expense.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Net income before income tax expense	~~W~~	2,373,715	1,832,718
Permanent difference		(149,222)	(1,499,672)
Temporary difference		(2,389,196)	(365,330)

Net loss for tax purposes	~~W~~	(164,703)	(32,284)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(21)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the year ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,805,978)	494,904	(2,885,619)	(6,196,693)
Retirement and severance benefits		1,209	809	510	1,508
Accrued expenses		16,151	7,784	—	23,935
Deposit for severance benefit insurance		(1,209)	(490)	(510)	(1,189)
Stock options		44,491	—	44,491	—
Accounts receivable		(37,907)	—	(37,907)	—

Total temporary differences		(3,783,243)	503,007	2,892,203	(6,172,439)

Unrealizable temporary differences (*2)		3,794,399			6,189,425

Net temporary differences	~~W~~	11,156			16,986

Tax effects of temporary differences		3,068			4,671

Tax effects of tax loss carryforwards		20,509			65,803

Net tax effects	~~W~~	23,577			70,474

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year finalized tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of December 31, 2007 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~6,196,693 million less realizable portion of ~~W~~7,268 million.
The net tax effects of ~~W~~70,474 million as of December 31, 2007 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(21)	Income Taxes, Continued
(in millions of Won)

	2006
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance

Temporary differences:

Equity method investment securities	~~W~~	(3,427,679)	(2,469,710)	(2,091,411)	(3,805,978)
Retirement and severance benefits		828	544	163	1,209
Accrued income		(299)		(299)	—
Deposit for severance benefit insurance		(828)	(544)	(163)	(1,209)
Stock options		17,163	35,866	8,538	44,491
Other		(7,098)	(21,166)	(6,508)	(21,756)

Total temporary differences		(3,417,913)	(2,455,010)	(2,089,680)	(3,783,243)

Unrealizable temporary differences(*2)		3,421,190			3,794,238

Net temporary differences	~~W~~	3,277			10,995

Tax effects of temporary differences		901			3,024

Tax effects of tax loss carryforwards		5,133			14,011

Net tax effects	~~W~~	6,034			17,035

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year finalized tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of December 31, 2006 were comprised of ~~W~~3,800,822 million related to certain dividend income from equity method investment securities less ~~W~~6,584 million related to stock options.
     The net tax effects of ~~W~~17,035 million as of December 31, 2006 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(21)	Income Taxes, Continued
(d)	Deductible temporary differences and the carryforward of unused tax losses in respect of which deferred tax assets have not been recognized as of December 31, 2007 were as follows:
(in millions of Won)

	Amount		Maturity date

Unused tax losses:
For the year ended December 31, 2005	~~W~~	18,666	2010
For the year ended December 31, 2006		55,913	2011
For the year ended December 31, 2007		164,703	2012

		239,282

Temporary differences:
Retirement and severance benefits		1,508	—
Accrued expenses		23,935	2008

		25,443

		264,725

(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of December 31, 2007 were as follows:
(in millions of Won)

	2007		2006
Investments in subsidiaries	~~W~~	6,181,426	3,799,684
Investments in joint venture companies		15,267	6,294
Deposit for severance benefit insurance		1,189	1,209
Accounts receivable		—	37,907

		6,197,882	3,845,094

(f)	Effective income tax rate for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except tax rate)

	2007		2006
Net income before income tax benefit	~~W~~	2,373,715	1,832,718
Income tax benefit		(22,662)	—

Effective income tax rate (%)		0.95%	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(22) Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except per share)

	2007		2006
Net income for year	~~W~~	2,396,377	1,832,718
Less: dividends on preferred stock		267,539	55,245

Net income available for common stock		2,128,838	1,777,473
Weighted average number of common shares outstanding (*1)		382,730,606	372,168,522

Earnings per share in Won	~~W~~	5,562	4,776

(*1)	Weighted average number of common shares outstanding for the years ended December 31, 2007 and 2006 were as follows:

	2007
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2007	374,437,647	365	136,669,741,155
Common stock issued (9/21)	14,631,973	102	1,492,461,246
Disposition of treasury stocks (3/23~6/21)	7,129,967	—	1,534,522,884
Acquisition of treasury stocks (9/21)	(529)	102	(53,958)

Outstanding at December 31, 2007	396,199,058		139,696,671,327

			(÷) 365

			382,730,606

	2006
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2006	347,597,116	365	126,872,947,340
Conversion of convertible redeemable preferred stocks	22,360,301	365	8,161,509,865
Disposition of treasury stocks (4/25~11/30)	4,480,230	—	807,053,430

Outstanding at December 31, 2006	374,437,647		135,841,510,635

			(÷) 365

			372,168,522

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(22) Earnings Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except per share)

	2007		2006
Net income available for common stock	~~W~~	2,128,838	1,777,473
Add: dividends on redeemable convertible preferred stock		25,762	—

Diluted net earnings		2,154,600	1,777,473
Weighted average number of common shares outstanding		397,242,050	372,168,522

Diluted earnings per share in Won	~~W~~	5,424	4,776

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	to be issued
Stock options	March 21, 2010 — March 20, 2014	1,167,300

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(23) Dividends
(a)	Dividends for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except per share)

	2007
	Common		Preferred
	shares		shares	Total
Total number of shares issued and outstanding		396,199,587	74,161,377	470,360,964
Shares excluded (*)		529	—	529

		396,199,058	74,161,377	470,360,435
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(18%)	3,558(71.16%)	1,319(26.38%)

Dividends	~~W~~	356,580	263,862	620,442

(*)	Dividends on shares held by subsidiaries as of December 31, 2007 are not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends

Redeemable preferred stock:

Series 3	9,316,792	730.67	14.61	6,807
Series 4	9,316,792	”	”	6,807
Series 5	9,316,793	”	”	6,808
Series 7	2,433,334	11,190.00	223.80	27,229
Series 8	66,666	11,790.00	235.80	786
Series 10	28,990,000	6,539.73	130.79	189,587
Series 11	14,721,000	1,755.16	35.10	25,838

	74,161,377			263,862

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(23) Dividends, Continued
(in millions of Won, except per share)

	2006
	Common		Preferred
	shares		shares	Total
Total number of share issued and outstanding		381,567,614	39,767,169	421,334,783
Shares excluded (*)		7,129,967	—	7,129,967

		374,437,647	39,767,169	414,204,816
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(8%)	1,389(27.78%)	947(18.94%)

Dividends	~~W~~	336,994	55,245	392,239

(*)	Dividends on shares held by subsidiaries as of December 31, 2006 are not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends

Redeemable preferred stock:

Series 2	9,316,792	730.67	14.61	6,807
Series 3	9,316,792	”	”	6,807
Series 4	9,316,792	”	”	6,807
Series 5	9,316,793	”	”	6,808
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	786

	39,767,169			55,245

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(23)	Dividends, Continued
(b)	Payout ratios for the years ended December 31, 2007 and 2006 were calculated as follows:
(in millions of Won, except payout ratio)

	2007				2006
	Common shares		Preferred shares	Total	Common shares	Preferred shares	Total
Dividends in Won	~~W~~	356,580	263,862	620,442	336,994	55,245	392,239
Net earning in Won		2,132,515	263,862	2,396,377	1,777,473	55,245	1,832,718

Payout ratios (%)		16.72		25.89	18.96		21.40

(b)	Dividend yields on common shares for the years ended December 31, 2007 and 2006 were calculated as follows:
(in Won, except dividends yields)

	2007		2006
Dividends per share in Won	~~W~~	900	900
Average stock price in Won		53,900	47,900

Dividends yields (%)		1.67	1.88

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(24) Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Unrealized holding gain on equity method investment securities	~~W~~	2,314,173	1,403,453
Unrealized holding loss from equity method investment securities		(669,458)	(5,218)

	~~W~~	1,644,715	1,398,235

(b)	Comprehensive income for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Net income	~~W~~	2,396,377	1,832,718
Other comprehensive income
Unrealized holding gain on equity method investment securities		910,720	553,085
Unrealized holding loss from equity method investment securities		(664,240)	(642)

Comprehensive income	~~W~~	2,642,857	2,385,161

(25) Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except per share)

	2007	2006
Changes in comprehensive income of equity method investees	$246,480	552,443
Changes in retained earnings of equity method investees	2,527	105,037
Stock options recorded as account receivables	—	27,328
Reclassification of advance payment to equity method investment securities related to acquisition of Shinhan Card	519,254	—
Acquisition of former LG Card Co., Ltd. shares through share exchange	844,265	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(26)	Condensed Financial Statements of Subsidiaries and Joint Ventures
(a)	Balance sheets

The condensed balance sheets of subsidiaries and joint ventures as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	175,105,888	163,786,456	11,319,432
Shinhan Card (formerly LG Card Co., Ltd.)		16,880,921	12,774,539	4,106,382
Good Morning Shinhan Securities		6,685,978	5,101,887	1,584,091
Shinhan Life Insurance		7,410,857	6,906,130	504,727
Shinhan Capital		2,963,306	2,644,916	318,390
Jeju Bank		2,772,223	2,627,781	144,442
Shinhan Credit Information		16,785	4,420	12,365
Shinhan PE		15,826	5,217	10,609
SHC Management (formerly Shinhan Card Co., Ltd.)		1,213,708	127,058	1,086,650
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,365,741	1,315,411	50,330
Shinhan Macquarie		18,017	10,950	7,067

	~~W~~	214,538,995	195,332,828	19,206,167

(in millions of Won)

	2006
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	154,207,060	144,539,692	9,667,368
Good Morning Shinhan Securities		4,126,940	3,278,324	848,616
Shinhan Life Insurance		6,225,865	5,795,398	430,467
SHC Management (formerly Shinhan Card Co., Ltd.)		3,558,415	2,923,408	635,007
Shinhan Capital		1,948,495	1,763,537	184,958
Jeju Bank		2,470,751	2,338,463	132,288
Shinhan Credit Information		13,372	3,117	10,255
Shinhan PE		10,813	319	10,494
Shinhan BNP Paribas ITMC		60,227	10,650	49,577
SH&C Life Insurance		991,359	950,396	40,963
Shinhan Macquarie		11,500	11,444	56

	~~W~~	173,624,797	161,614,748	12,010,049

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(26)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries and joint ventures for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	17,797,848	14,886,630	2,911,218	2,854,911	2,051,302
Shinhan Card (formerly LG Card Co., Ltd.)		2,877,869	1,958,967	918,902	1,059,939	1,487,612
Good Morning Shinhan Securities		2,028,956	1,790,645	238,311	252,697	176,776
Shinhan Life Insurance		2,681,556	2,506,318	175,238	183,498	132,033
Shinhan Capital		265,097	204,078	61,019	65,015	49,157
Jeju Bank		188,220	169,714	18,506	18,393	14,291
Shinhan Credit Information		27,902	24,888	3,014	3,369	2,110
Shinhan PE		2,771	2,132	639	301	174
SHC Management (formerly Shinhan Card Co., Ltd.)		807,588	587,698	219,890	235,045	169,100
Shinhan BNP Paribas ITMC		73,680	44,479	29,201	29,349	21,303
SH&C Life Insurance		91,871	71,542	20,329	15,629	10,567
Shinhan Macquarie		28,335	17,847	10,488	10,641	7,641

	~~W~~	26,871,693	22,264,938	4,606,755	4,728,787	4,122,066

(in millions of Won)

	2006
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income (loss)	income tax	Net income
Shinhan Bank	~~W~~	14,868,003	13,160,836	1,707,167	2,309,904	1,659,246
Good Morning Shinhan Securities		1,255,573	1,138,720	116,853	134,102	96,190
Shinhan Life Insurance		2,323,355	2,172,054	151,301	165,798	121,534
SHC Management (formerly Shinhan Card Co., Ltd.)		831,888	639,083	192,805	184,258	232,092
Shinhan Capital		199,615	165,783	33,832	62,571	48,284
Jeju Bank		147,339	133,560	13,779	15,305	14,155
Shinhan Credit Information		26,587	23,057	3,530	3,860	2,810
Shinhan PE		3,729	1,906	1,823	2,072	1,676
Shinhan BNP Paribas ITMC		26,189	13,456	12,733	12,123	8,576
SH&C Life Insurance		52,964	59,128	(6,164)	9,793	9,295
Shinhan Macquarie		17,782	16,068	1,714	2,388	1,562

	~~W~~	19,753,024	17,523,651	2,229,373	2,902,174	2,195,420

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(27) Funding and Operating Status of the Company, Subsidiaries and Joint Ventures
(a)	The funding status of the Company and its subsidiaries as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,255,000	6,038,253	7,293,253
Shinhan Bank		104,021,898	17,226,283	28,170,916	149,419,097
Shinhan Card (formerly LG Card Co., Ltd.)		—	2,580,864	7,090,233	9,671,097
Good Morning Shinhan Securities		909,732	3,883,940	—	4,793,672
Shinhan Capital		—	1,268,917	1,391,828	2,660,745
Jeju Bank		2,253,942	90,335	113,400	2,457,677
Shinhan PE		—	5,000	—	5,000

	~~W~~	107,185,572	26,310,339	42,804,630	176,300,541

(in millions of Won)

	2006
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	185,072	3,421,826	3,606,898
Shinhan Bank		93,202,495	14,578,285	24,212,505	131,993,285
Good Morning Shinhan Securities		696,417	1,004,364	—	1,700,781
SHC Management (formerly Shinhan Card Co., Ltd.)		—	1,340,800	1,282,370	2,623,170
Shinhan Capital		—	1,065,250	535,351	1,600,601
Jeju Bank		2,044,629	76,357	55,260	2,176,246

	~~W~~	95,943,541	18,250,128	29,507,312	143,700,981

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(27) Funding and Operating Status of the Company, Subsidiaries and Joint Ventures, Continued
(b)	The operating status of the Company, subsidiaries and joint ventures as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,407,925	23,743,620	131,994	25,283,539
Shinhan Bank		125,405,349	32,327,238	6,312,608	164,045,195
Shinhan Card (formerly LG Card Co., Ltd.)		13,689,029	263,697	40,410	13,993,136
Good Morning Shinhan Securities		1,181,158	4,051,822	809,776	6,042,756
Shinhan Life Insurance		1,996,505	2,894,479	548,233	5,439,217
Shinhan Capital		1,886,995	199,821	15,841	2,102,657
Jeju Bank		1,965,688	430,740	153,052	2,549,480
Shinhan Credit Information		—	—	3,334	3,334
Shinhan PE		—	11,480	3,461	14,941
SHC Management (formerly Shinhan Card Co., Ltd.)		—	—	605,330	605,330
Shinhan BNP Paribas ITMC		404	304	62,642	63,350
SH&C Life Insurance		926	67,945	129	69,000
Shinhan Macquarie		—	—	4,172	4,172

	~~W~~	147,533,979	63,991,146	8,690,982	220,216,107

(in millions of Won)

	2006
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,179,147	12,775,892	468,561	14,423,600
Shinhan Bank		112,715,269	23,660,184	6,300,607	142,676,060
Good Morning Shinhan Securities		517,973	2,261,021	850,853	3,629,847
Shinhan Life Insurance		1,553,913	2,657,757	394,052	4,605,722
SHC Management (formerly Shinhan Card Co., Ltd.)		3,037,672	27,165	3,553	3,068,390
Shinhan Capital		1,571,532	201,995	70,060	1,843,587
Jeju Bank		1,743,811	391,312	85,177	2,220,300
Shinhan Credit Information		—	—	7,315	7,315
Shinhan PE		—	6,975	3,527	10,502
Shinhan BNP Paribas ITMC		81	5,230	53,331	58,642
SH&C Life Insurance		16,751	49,260	1,675	67,686
Shinhan Macquarie		—	—	8,510	8,510

	~~W~~	122,336,149	42,036,791	8,247,221	172,620,161

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(28) Contribution by Subsidiaries and Joint Ventures to the Company’s Net Income
Effects on the Company’s net income due to the equity method for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except ratio)

	2007			2006
	Amount		Ratio (%)	Amount	Ratio (%)

Gain from equity method on:

Shinhan Bank	~~W~~	1,887,570	71.71%	1,500,460	78.26%
Shinhan Card (formerly LG Card Co., Ltd.)		290,591	11.04%	—	0.00%
Good Morning Shinhan Securities		151,602	5.76%	74,753	3.90%
Shinhan Life Insurance		79,758	3.03%	64,980	3.39%
SHC Management (formerly Shinhan Card Co., Ltd.)		146,809	5.58%	208,052	10.85%
Shinhan Capital		49,282	1.87%	48,255	2.52%
Jeju Bank		9,707	0.37%	9,405	0.49%
Shinhan Credit Information		2,110	0.08%	2,792	0.15%
Shinhan PE		199	0.01%	1,751	0.09%
Shinhan BNP Paribas ITMC		10,650	0.40%	4,288	0.22%
SH&C Life Insurance		13	0.00%	1,776	0.09%
Shinhan Macquarie		3,820	0.15%	756	0.04%

		2,632,111	100.00%	1,917,268	100.00%

Other income		140,825		98,339
Other expense		376,559		182,889

Net income for period	~~W~~	2,396,377		1,832,718

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(29) Allowance for Loan Losses of the Company, Subsidiaries and Joint Ventures
Changes in the allowance for loan losses of the Company, its subsidiaries and joint ventures for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	1,150	7,075
Shinhan Bank		1,706,730	284,844	1,991,574
Shinhan Card		—	947,737	947,737
Good Morning Shinhan Securities		29,510	6,727	36,237
Shinhan Life Insurance		19,817	1,563	21,380
SHC Management		148,073	(138,861)	9,212
Shinhan Capital		31,340	10,092	41,432
Jeju Bank		26,313	5,536	31,849
Shinhan BNP Paribas ITMC		24	77	101
SH&C Life Insurance		44	7	51
Shinhan Macquarie		1	84	85

	~~W~~	1,967,777	1,118,956	3,086,733

(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(1,495)	5,925
Shinhan Bank		1,572,829	133,901	1,706,730
Good Morning Shinhan Securities		27,256	2,254	29,510
Shinhan Life Insurance		17,740	2,077	19,817
SHC Management		67,400	80,673	148,073
Shinhan Capital		30,373	967	31,340
Jeju Bank		25,146	1,167	26,313
Shinhan Credit Information		1	(1)	—
Shinhan BNP Paribas ITMC		18	6	24
SH&C Life Insurance		46	(2)	44
Shinhan Macquarie		3	(2)	1

	~~W~~	1,748,232	219,545	1,967,777

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006
(30) Financial Performance for the Last Interim Period
Financial performance for the quarters ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except earnings per share)

	Quarter ended		Quarter ended
	December 31, 2007		December 31, 2006
Operating revenue	~~W~~	323,631	321,231
Operating income		225,307	268,744
Net income		225,728	268,916
Earnings per share in Won		392	681
Diluted earnings per share in Won		391	681
(31) Date of Authorization for Issue
The 2007 financial statements were authorized for issue on February 4, 2008 at the Board of Directors Meeting.

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd (the “Company”) as of December 31, 2007. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2007, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2007 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2007. We did not review the Company’s IACS subsequent to December 31, 2007. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
February 14, 2008
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2007 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System
To the Board of Directors and Audit Committee of
Shinhan Financial Group Co., Ltd.:
I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Financial Group Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2007.
The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.
Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2007, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.
Choi, Buhm Soo, Internal Accounting Control Officer
Lee, In Ho, Chief Executive Officer
February 5, 2008